

February 7, 2014

<u>Via E-mail</u>
Anthony J. Gumbiner
Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

> **Re: The Hallwood Group Incorporated**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed January 16, 2014**
> **File No. 001-08303**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 16, 2014**
> **File No. 005-36207**

Dear Mr. Gumbiner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Special Factors, page 18</u>

<u>Background of the Merger, page 18</u>

1. We note your response to comment 3 in our letter dated December 13, 2013 and your revised disclosure indicating that the price was determined by Parent based upon Mr. Gumbiner's knowledge of and familiarity with the Company and its business and his analysis of available information. Please elaborate upon how Mr. Gumbiner arrived at the proposed purchase price by disclosing the various aspects of your business and the "available information" he considered. In doing so, please also specifically address the fact that the price represents a premium to market with a view to explaining why. In this regard, you refer readers to the disclosure that appears elsewhere in support of the factors

that Parent took into account, however, the cross-references provide disclosure regarding the fairness of the price, as opposed to disclosure regarding how the price was determined.

2. We note your response to comment 4 in our letter dated December 13, 2013 and your disclosure indicating that the Special Committee determined Mr. Crocco to be independent based upon the Delaware law independence standard. Please revise to elaborate upon this standard and how the Special Committee determined that Mr. Crocco satisfied such standard. Please also disclose whether and how the Special Committee determined the other 2 members to be independent and by what standard.

3. We note your response to comment 5 in our letter dated December 13, 2013. Please revise your proxy statement to include the information that you provide in your response.

4. We note your response to comment 7 in our letter dated December 13, 2013. Please update the disclosure in your proxy statement to indicate, as you do in your response, that this lawsuit was dismissed. In this regard, you indicate that this lawsuit was dismissed as of November 22, 2013 and that you have disclosed as much in your periodic filings with the Commission, however, you have not filed any current or periodic reports since that date. Please advise.

5. We note your response to comment 13 in our letter dated December 13, 2013, however, we are unable to locate any disclosure that addresses how they determined the transaction to be fair to unaffiliated stockholders considering the fact that the Company's stock exceeded the consideration being offered at certain points in the year. Please revise.

6. We note your response to comment 14 in our letter dated December 13, 2013 and your indication that "to the extent the pre-Merger going concern value was reflected in the pre-announcement per share price of Common Stock, the per share Merger Consideration of $10.00 represented a premium to the going concern value of the Company." Your assessment of current market prices should differ from your going concern value. As it appears that the Special Committee did not consider going concern value, please revise to explain why not. This comment also applies to the Parent Filing Persons' position as to the fairness of the merger and prior comment 18 in our letter dated December 13, 2013.

Opinion of Southwest Securities, page 29

7. Your revised disclosure on page 31 seems to suggest that your fairness advisor received more than one set of projections in connection with its analysis and fairness opinion. If so, please revise your disclosure to provide both sets of projections. In this regard, we note that the Financial Overview provided in Exhibit 99.C2 appears to present different information than what has been presented in the proxy statement.

Cautionary Statement Concerning Forward-Looking Information, page 52

8. We note your response to comment 24 in our letter dated December 13, 2013 and re-issue that comment insofar as it relates to your references to the Securities Act Section 27A and Exchange Act Section 21E. Please remove these references.

Where you can find additional information, page 86

9. Considering your obligation to update your financial statements to reflect information for your fiscal year ended December 31, 2013 is approaching, please ensure that you update your disclosure here and in Item 13 of Schedule 13E-3 to provide audited financial statements for the fiscal year ended December 31, 2013, as well as updated ratio of earnings to fixed charges and book value per share, or confirm that each of the conditions set forth in Rule 8-08(b) of Regulation S-X have been met. If any of these conditions have not been met, or if the 2013 audited financial statements become available before the mailing date of the proxy statement, the financial statements need to be included in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement.

Annex B – Opinion of Southwest Securities page B-1

10. We note your response to comment 30 in our letter dated December 13, 2013 and re-issue that comment insofar as it relates to disclosing the availability under state law of any defense that Southwest Securities may rely upon to defend claims against it or, if state law has no such defense state that the availability of Southwest Securities' defense will be resolved by a court of competent jurisdiction. Also disclose, that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Board of directors under applicable state law.

11. We note your response to comment 31 in our letter dated December 13, 2013. Please amend the opinion to disclose that Southwest Securities has consented to the use of the opinion in the proxy statement.

Proxy Card

12. Please advise why the card requires shareholder approval for Proposal 3 given that the Notice of Special Meeting indicates shareholder approval is only required with respect to Proposals 1 and 2. Also refer to Exchange Act Rule 14a-4(c)(3).

Schedule 13E-3

13. We note that you have added Hallwood Family Investments as a filing person. Given her affiliation and potential control over this entity, please tell us why you have not added Mrs. Gumbiner as a filing person. Alternatively, please revise to do so.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Perry Hindin, Special Counsel in the Office of Merger & Acquisitions, at (202) 551-3444 or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director